Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPER HI INTERNATIONAL HOLDING LTD.

特海國際控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

RECORD DATE FOR

ANNUAL GENERAL MEETING

SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”) announces that the record date for the purpose of determining the eligibility of the holders of the ordinary shares of the Company with a par value of US$0.000005 each (the “Shares”) to attend and vote at the forthcoming annual general meeting of the Company (the “AGM”) will be as of close of business on Monday, April 27, 2026, Hong Kong time (the “Shares Record Date”). In order to be eligible to attend and vote at the AGM, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Monday, April 27, 2026, Hong Kong time. All persons who are registered holders of the Shares on the Shares Record Date will be entitled to attend and vote at the AGM.

Holders of American Depositary Shares (the “ADSs”) issued by Citibank, N.A., as depositary of the ADSs (the “Depositary”), and representing the right to receive the Shares, are not entitled to attend or vote at the AGM. Holders of record of ADSs as of close of business on Monday, April 27, 2026, U.S. Eastern Time (the “ADS Record Date”, together with the Shares Record Date, the “Record Dates”) will be able to instruct the Depositary, as the holder of record of Shares (through a nominee) represented by the ADSs, how to vote the Shares represented by such ADSs. Such voting instructions may be given only in respect of a number of ADSs representing an integral number of Shares. The Depositary will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the AGM the number of Shares it holds represented by the ADSs in accordance with the voting instructions that it has properly received from ADS holders who hold ADSs as of the ADS Record Date.

If a holder of ADSs wishes to attend and vote at the AGM or vote directly, such holder must cancel their ADSs in exchange for Shares and will need to make arrangements to deliver their ADSs to the Depositary for cancellation with sufficient time to allow for the delivery and exchange of them for the underlying Shares before the Shares Record Date. Any such holder of ADSs who presents ADSs for cancellation on the ADS Record Date will not be able to instruct the Depositary as to how to vote the Shares represented by the cancelled ADSs as described above, and will also not be a holder of those Shares as of the Shares Record Date for the purpose of determining the eligibility to attend and vote at the AGM.

Details including the date and location of the AGM will be set out in the Company’s notice of AGM to be issued and provided to holders of our Shares and ADSs as of the respective Record Dates together with the proxy materials in due course.

By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. SHU Ping
Chairperson

Singapore, April 13, 2026

As of the date of this announcement, the Board comprises Ms. SHU Ping as the chairperson and non-executive Director; Ms. June YANG Lijuan, Mr. LI Yu and Ms. LIU Li as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.

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